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VIA EDGAR AND OVERNIGHT MAIL

August 19, 2010

Mr. Jeffrey Foor
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:      Variable Separate Account ("Registrant")
         SunAmerica Annuity and Life Assurance Company ("Depositor") Polaris Platinum III Variable Annuity
         Post-Effective Amendment No. 5 and Amendment No. 6 on Form N-4 File Nos. 333-157199 and 811-03859

Dear Mr. Foor:

         Thank you for your telephone calls on August 17, 2010 and August 18, 2010 during which you provided comments to Post-Effective Amendments No. 5 and 6 on Form N-4 filed on June 15, 2010 by Registrant and Depositor. We have considered your comments and provide our responses below.


     1.  Optional Living Benefits, page 27

              a. Comment -- The feature names "SunAmerica Income Plus 6% and SunAmerica Income Builder 8%" on this page do not match the names of the features in the Fee Table; the names of the features should be consistent.

                  Response -- We have removed reference to the "6%" and "8%" in the name of the features on this page.

     2.  Optional Living Benefits, page 30


              a. Comment -- Under the first paragraph of "Are there investment requirements if I elect SunAmerica Income Plus and SunAmerica Income Builder?" please clarify the duration and crediting interest rate for the Secure Value Account.

                  Response -- The first paragraph under "Are there investment requirements if I elect SunAmerica Income Plus and SunAmerica Income Builder?" has been revised as follows:

                  "We will allocate 10% of every Purchase Payment and Continuation Contribution, if applicable, to a Fixed Account ("Secure Value Account"). The Secure Value Account is only available for investment for contracts with election of SunAmerica Income Plus or SunAmerica Income Builder. The crediting interest rate on amounts allocated to the Secure Value Account will never be less than the guaranteed minimum interest rate specified in your contract. The crediting interest rate, once established, will not change for each allocation to the Secure Value Account for the duration of the guarantee period. The guarantee period for the Secure Value Account is a one year

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Mr. Jeff Foor
August 19, 2010
File Nos. 333-157199 and 811-03859
Page 2 of 3



                  period that automatically renews every year from the date of each allocation to the Secure Value Account, unless the Living Benefit has been cancelled. Each allocation to the Secure Value Account may have different crediting interest rates. The remaining 90% of every Purchase Payment and Continuation Contribution, if applicable (the "Flexible Allocation"), must be allocated by you in accordance with the investment requirements outlined below."

     3.  Extended Legacy, pages 43-44

              a. Comment -- Please disclose that the Separate Account Charge for the Extended Legacy Program is deducted annually.


     Response -- The first sentence of the last paragraph under the "Extended Legacy Program" header has been revised as follows:

                  "Beginning on the day we receive all applicable documentation that the claim process is complete and in Good Order to take the death benefit amount under the Extended Legacy Program, we will deduct an annual Separate Account Charge of 1.15% which is deducted daily from the average daily ending net asset value allocated to the Variable Portfolios."

              b. Comment -- Please clarify whether the Extended Legacy Program allows beneficiaries to withdraw only the required minimum distributions or more than the required minimum distribution amount.

     Response -- The first sentence under the "Extended Legacy Program" header has been revised as follows:

                  "The Extended Legacy Program, if available, can allow a Beneficiary under a SunAmerica Annuity or First SunAmerica contract (s) to take the death benefit amount in the form of withdrawals over a longer period of time, with the flexibility to withdraw more than the IRS required minimum distribution."

              c. Comment -- Please consider revising a footnote to the Fee Table to include the Separate Account Charge for the Extended Legacy Program instead of the disclosure on page 8.

     Response -- The disclosure on page 8 has been deleted and footnote 4 to the Fee Table has been revised as follows:

                  "If you do not elect any optional features, your total separate account annual expenses would be 1.30%. If your Beneficiary elects to take the death benefit amount under the Extended Legacy Program and we receive all applicable documentation that the claim process is complete and in Good Order, we will deduct an annual Separate Account Charge of 1.15% which is deducted daily from the average daily ending net asset value allocated to the Variable Portfolios. PLEASE SEE EXTENDED LEGACY PROGRAM UNDER DEATH BENEFITS BELOW."

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Mr. Jeff Foor
August 19, 2010
File Nos. 333-157199 and 811-03859
Page 3 of 3



     4.  Tandy Representations

         Depositor and Registrant acknowledge that:

     - Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

     - The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Depositor and Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     - Depositor and Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

We will file all revisions and all relevant exhibits and financial statements in a post-effective amendment to the registration statement on or about August 25, 2010. If you have any further questions, please contact me at 310-772-6259.



Very truly yours,

/s/ Helena Lee

Helena Lee
Counsel